No Act

P.E. 2/1/16

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

16004106

Received SEC

MAR 16 2016

Washington, DC 20549

March 16, 2016

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 3-16-16

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: salesforce.com, inc.
Incoming letter dated February 1, 2016

Dear Mr. Mueller:

This is in response to your letters dated February 1, 2016 and March 16, 2016 concerning the shareholder proposal submitted to Salesforce by the New York State Common Retirement Fund and the AFL-CIO Equity Index Fund. We also have received a letter on behalf of the New York State Common Retirement Fund dated February 26, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Michael J. Barry
Grant & Eisenhofer P.A.
mbarry@gelaw.com

cc: Maureen O'Brien
The Marco Consulting Group
obrien@marcoconsulting.com

March 16, 2016

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: salesforce.com, inc.
Incoming letter dated February 1, 2016

The proposal asks the board to adopt a policy that in the event of a change in control, there shall be no acceleration of vesting of any equity award granted to any senior executive officer, provided, however, that the board's compensation committee may provide that any unvested award will vest on a partial, pro rata basis up to the time of the senior executive officer's termination.

We are unable to concur in your view that Salesforce may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Salesforce may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Christina M. Thomas
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

March 16, 2016

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *salesforce.com, inc.*
Supplemental Letter Regarding Stockholder Proposal of New York State Common Retirement Fund and AFL-CIO Equity Index Fund
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter relates to a stockholder proposal and statement in support thereof (the "Proposal") submitted to our client, salesforce.com, inc. (the "Company"), by the Comptroller of the State of New York, as trustee of the New York State Common Retirement Fund and Chevy Chase Trust Investment Advisors as trustee of the AFL-CIO Equity Index Fund.

On February 1, 2016, we submitted a letter (the "No-Action Request") on behalf of the Company, notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission that the Company intended to exclude the Proposal from its proxy statement and form of proxy for its 2016 Annual Meeting of Stockholders (collectively, the "2016 Proxy Materials"). The Proposal requests that the Company's board "adopt a policy that in the event of a change in control . . . there shall be no acceleration of vesting of any equity award granted to any senior executive officer, provided, however, that the board's Compensation Committee may provide . . . that any unvested award will vest on a partial, pro rata basis up to the time of the senior executive officer's termination." The No-Action Request demonstrates that the Proposal may be properly excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is vague and indefinite such that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004).

On February 26, 2016, New York Common Retirement Fund submitted a letter to the Staff (the "Response") responding to the No-Action Request. *See* Exhibit A. We write supplementally to address statements in the Response.

The Response acknowledges that the Staff has not previously addressed the specific argument raised in the No-Action Letter, but states that, "[t]he requested non-accelerated vesting policy is intended to be triggered by a change in control, and would have no effect on accelerated vesting that may occur under some other contractual provision unrelated to the occurrence of a change in control." However, the Response fails to address the ambiguity raised in the No-Action Letter. Specifically, the No-Action Request does not dispute that the Proposal requests a policy that is to apply "in the event of" a change in control; instead, the No-Action Request highlights the fact that it is not clear whether the Proposal would require a policy that (1) prohibits all accelerated vesting once a change in control has taken place, including accelerated vesting that is triggered by events that would have triggered acceleration prior to the change in control, or (2) prohibits only acceleration on account of a change in control. The Response demonstrates that both interpretations are possible under the Proposal's language, and that clearer language would have avoided the ambiguity. For example, the Response states:

> The Supporting Statement discussion is focused on the central idea that accelerating the vesting of equity awards due to a change in control is inappropriate. For example, the first paragraph of the Supporting Statement refers to the Company's current policy of allowing its senior executives to receive accelerated vesting following a change in control...

This discussion highlights exactly the ambiguity raised in the No-Action Letter; a prohibition on acceleration "due to" a change in control is different than and more limited than a prohibition on accelerated vesting "following" a change in control. The Response confirms that the narrower standard is intended, but the Proposal and Supporting Statement use vague language that stockholders could easily read as requesting a different policy than what the Response says is intended.

The ambiguity in the Proposal's language is not clarified by the fact that the Proposal acknowledges that "an affected executives should be eligible to receive an accelerated vesting" in certain circumstances. That language addresses only an exception to the non-acceleration policy that would be allowed for pro-rata vesting, but does not clarify the fundamental issue of whether, following a change in control, the requested policy is intended to prohibit accelerated vesting that is triggered by other events that would have resulted in accelerated vesting absent a change in control. The language does not clarify the fundamental issue of when the policy requested under the Proposal is intended to apply.

Nor is this ambiguity resolved by the "savings clause," which addresses only the timing of equity awards that would be subject to the policy, but which does not address whether the requested policy is intended to prohibit only accelerated vesting due to a change in control or whether the policy prohibiting accelerated vesting for any reason is intended to be triggered by and apply in all circumstances following a change in control.

The Response argues that the Proposal "does not purport to set up the event of a change of control as some kind of temporal imitation after which equity awards may not be granted." Again, however, this fails to address the point that the Proposal is unclear on whether any acceleration of vesting, for whatever cause, is allowed in an equity award granted following a change in control. The Proposal's language, addressing a policy that applies "in the event of a change in control" is in fact tied to a temporal element – the "event" – and is not clear that the Proposal is intended, according to the Response, to address only acceleration "due to" a change in control. Thus, while the Response provides explanations of what is intended, the Response fails to explain how the Proposal itself addresses these ambiguities, and merely makes a series of conclusory statements that the ambiguities do not exist.

Because of these ambiguities, stockholders voting on the Proposal could interpret the Proposal to mean that implementation of the policy will (1) prevent *any* acceleration of equity once a change in control has taken place, regardless of whether the equity is granted prior to or subsequent to a change in control, or (2) only prevent acceleration of equity due to the change in control, but have no effect on equity granted subsequent to a change in control and no effect on other acceleration events. Therefore, as stated in the No-Action Request, it is very possible that the Company and its stockholder would interpret the Proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991).

CONCLUSION

Based upon the foregoing analysis, and our arguments set forth in the No-Action Request, we reiterate our request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2016 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Please direct any correspondence concerning this matter to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671.

Sincerely,

Ronald O. Mueller

Enclosure

cc: Sarah Dods, Vice President & Associate General Counsel, Corporate & Securities, salesforce.com
Scott Siamas, Senior Corporate Counsel, Corporate & Securities, salesforce.com
Comptroller of the State of New York, New York State Common Retirement Fund
Chevy Chase Trust Investment Advisors, AFL-CIO Equity Index Fund
Maureen O'Brien, Marco Consulting Group

GIBSON DUNN

EXHIBIT A

G&E Grant & Eisenhofer P.A.

123 Justison Street Wilmington, DE 19801 Tel: 302-622-7000 Fax: 302-622-7100

485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500
Fax: 646-722-8501

1747 Pennsylvania Avenue, N.W., Suite 875
Washington, DC 20006
Tel: 202-386-9500
Fax: 202-386-9505

30 N. LaSalle Street, Suite 1200
Chicago, IL 60602
Tel: 312-214-0000
Fax: 312-214-0001

Michael J. Barry
Director
Tel: 302-622-7065
mbarry@gelaw.com

February 26, 2016

VIA ELECTRONIC MAIL

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **Stockholder Proposal of New York State Common Retirement Fund Submitted to salesforce.com, inc. Pursuant to Rule 14a-8**

Ladies and Gentlemen:

This responds to the letter dated February 1, 2016, from Ronald O. Mueller, Esq., on behalf of salesforce.com, inc. ("salesforce.com" or the "Company") regarding a shareholder proposal (the "Proposal") submitted to the Company by the Comptroller of the State of New York, as trustee of the New York State Common Retirement Fund (the "Proponent")[1] for inclusion in the Company's proxy materials for the 2016 Annual Meeting of Stockholders.

The Proposal advocates adoption of a policy to end accelerated vesting of equity awards to senior executive officers in the event of a change in control. In response, the Company seeks permission to exclude the Proposal, invoking Rule 14a-8(i)(3) to argue that the Proposal should be excluded because it is inherently vague and indefinite because of alleged ambiguities in the Proposal's language. The Company's request for no-action relief should be denied.

The Proposal is neither vague nor indefinite, and, as the Company acknowledges, the Staff of the Division of Corporation Finance (the "Staff") consistently has denied exclusion of essentially identical proposals on the same grounds raised by the Company here. For the reasons set forth more fully below, the Company's no-action request should be rejected.

---

[1] Chevy Chase Trust Investment Advisors, as trustee of the AFL-CIO Equity Index Fund, is a joint filer of the Proposal.

The Proposal

On December 18, 2015, the Proponent submitted the Proposal to the Company. This Proposal, if approved by the Company's shareholders, would request that the Company adopt a policy to prevent accelerated vesting of equity awards for senior executive officers in the event of a change in control. The Proposal itself states as follows:

> RESOLVED: The shareholders ask the board of directors of salesforce.com, inc. to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive officer, provided, however, that the board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive officer's termination, with such qualifications for an award as the Committee may determine.
>
> For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses elements of executive compensation to be disclosed to shareholders. This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted, and it shall apply only to equity awards made under equity incentive plans or plan amendments that shareholders approve after the date of the 2016 annual meeting.
>
> SUPPORTING STATEMENT
>
> salesforce.com, inc. ("Company") allows senior executives to receive an accelerated award of unearned equity under certain conditions after a change of control of the Company. We do not question that some form of severance payments may be appropriate in that situation. We are concerned, however, that current practices at the Company may permit windfall awards that have nothing to do with an executive's performance.
>
> According to last year's proxy statement, a qualifying termination of employment in connection a change of control could have accelerated the vesting of approximately $69.8 million worth of long-term equity to Company's seven senior executives, with the Chairman & CEO Marc Benioff entitled to approximately $25.9 million.
>
> We are unpersuaded by the argument that executives somehow "deserve" to receive unvested awards. To accelerate the vesting of unearned equity on the theory that an executive was denied the opportunity to earn those shares seems inconsistent with a "pay for performance" philosophy worthy of the name.
>
> We do believe, however, that an affected executive should be eligible to receive an accelerated vesting of equity awards on a *pro rata* basis as of his or her termination date, with the details of any *pro rata* award to be determined by the Compensation Committee.

> Other major corporations, including Apple, Chevron, ExxonMobil, IBM, Intel, Microsoft, and Occidental Petroleum, have limitations on accelerated vesting of unearned equity, such as providing pro rata awards or simply forfeiting unearned awards. Research from James Reda & Associates found that over one third of the largest 200 companies now pro rate, forfeit, or only partially vest performance shares upon a change of control.
>
> We urge you to vote FOR this proposal.

DISCUSSION

The Proposal is Not Excludable Under Rule 14a-8(i)(3) Because the Proposal is Not Vague or Indefinite

Rule 14a-8(i)(3) permits a company to exclude shareholder proposals or statements that are "contrary to any of the Commission's proxy rules, including rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Company fails to challenge anything in the Proposal as being materially false. Instead, salesforce.com argues that the Proposal's language is somehow so "vague and indefinite" that it should be excluded under Rule 14a-8(i)(3). The Company's request should be denied, as their argument is nothing more than a warmed-over revision of failed attempts by prior companies to exclude essentially identical proposals.

The Company has failed to meet the relevant standard for exclusion under Rule 14a-8(i)(3) as announced by the Staff in SLB No. 14B (Sept. 15, 2004). As the Staff clearly explained in relevant part, it will only allow the exclusion of a shareholder proposal under Rule 14a-8(i)(3) where:

> the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires – this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result

SLB No. 14B, at B.4. The Company has not demonstrated that either stockholders voting on the proposal, or the Company in implementing it, would be unable to understand what measures the Company is being requested to take.

This matter should be decided in accordance with the Staff's determinations in *Wendy's Co.* (Feb. 26, 2013); *Walgreen Co. (Amalgamated Bank)* (Oct 4, 2012); *Abbott Laboratories* (Feb 8, 2013); *Limited Brands Inc.* (Feb. 28, 2013); *McKesson Corp.* (Mar. 31, 2014); *Davita Healthcare Partners, Inc.* (Mar. 20, 2013); and *Honeywell International Inc.* (Jan. 10, 2013). In each of these cases, the Staff rejected the argument that shareholder proposals seeking adoption of a policy to end accelerated vesting of equity awards to senior executive officers in the event of a change in control were vague or indefinite, and thus denied exclusion under Rule 14a-8(i)(3).

The same result should apply here. Despite the essentially identical language set forth in the Proposal and the proposals submitted in each of the foregoing matters, the Company attempts to distinguish the Staff's prior decisions by suggesting a new theory of ambiguity. In reality, salesforce.com's argument just sets up a straw man based on an intentional misreading of the clear language of the Proposal, and fails to offer any way to distinguish this matter from those in which the request for no-action relief was denied. The Company's request for no-action relief should be rejected.

"In The Event Of A Change In Control" Is Not Ambiguous

The Company readily concedes that the Proposal's actual language is effectively identical to those the Staff has already found to be non-excludable. Despite this, salesforce.com argues that it has found a previously undetected ambiguity in the Proposal that warrants exclusion under 14a-8(i)(3). The Company argues that the Proposal's reference to eliminating accelerated vesting of equity awards "in the event of a change in control" is unclear. Specifically, salesforce.com questions whether "in the event of a change in control" means that accelerated vesting cannot take place merely because a change in control has occurred, even if there are other contractual provisions that otherwise would have triggered such vesting.

The Proposal's clear language indicates that "in the event of a change in control" is intended to serve as the triggering event for application of the requested non-accelerated vesting policy. The Supporting Statement discussion is focused on the central idea that accelerating the vesting of equity awards due to a change in control is inappropriate. For example, the first paragraph of the Supporting Statement refers to the Company's current policy of allowing its senior executives to receive accelerated vesting following a change in control, and the Proponent's concern that this "may permit windfall awards that have nothing to do with an executive's performance." In addition, the Proposal specifically points out the potential value that salesforce.com's senior executives could have received through accelerated vesting if a change in control had occurred during the prior year. Moreover, the Proposal acknowledges that "an affected executive should be eligible to receive an accelerated vesting" in certain circumstances. Finally, the Proposal points out the significant number of companies that have already adopted policies restricting accelerated vesting "upon a change of control." The meaning of the phrase "in the event of a change in control" is very clear both in isolation and especially in light of the context provided in the Proposal. The requested non-accelerated vesting policy is intended to be triggered by a change in control, and would have no effect on accelerated vesting that may occur under some other contractual provision unrelated to the occurrence of a change in control.

Moreover, the Proposal's contractual savings clause further clarifies that the triggering event the Proposal seeks to address is a change in control itself. The savings clause states:

> This resolution shall be implemented so as not to affect any contractual rights in existence on the date this proposal is adopted, and it shall apply only to equity awards made under equity incentive plans or plan amendments that shareholders approve after the date of the 2016 annual meeting.

This provision makes it clear that equity award vesting may be allowed for any other contractually required event. Thus, the Company's argument that they do not know if the Proposal would prevent accelerated vesting merely because a change in control occurs, while the accelerated vesting would otherwise happen absent the change in control, makes no sense.

The Company also argues that the Proposal creates uncertainty over whether it "would impose limitations on equity awards granted *after* a change in control." This straw-man argument misses the point. The Proposal addresses only the issue of accelerated vesting of equity awards triggered by a change in control. It has nothing to do with *when* an equity award may be granted. And it does not purport to set up the event of a change of control as some kind of temporal limitation after which equity awards may not be granted. Those are contractual matters wholly aside from the discrete issue of accelerated vesting addressed by the Proposal. In fact, the Proposal's contractual savings clause rebuts the Company's argument on this point as well. Equity vesting under other contractual obligations that is not triggered by a change in control would be *unaffected* by the Proposal. The Proposal is indifferent as to the timing of the grant of equity awards. The relevant issue for the Proposal is whether a change in control is the triggering event for the vesting of equity awards, not when the grant of the equity awards is made.

The Company's Reliance On Determinations For Proposals With Substantially Different Wording Is Misplaced

The Company's reliance on *PepsiCo, Inc.* (*Steiner*) (Jan. 10, 2013); *Staples, Inc.* (Mar. 5, 2012); *Devon Energy Corp.* (Mar. 1, 2012); *Limited Brands, Inc.* (Feb 29, 2012); and *Verizon Communications Inc.* (Jan. 27, 2012) is misplaced. In each of those decisions, the Staff allowed exclusion of shareholder proposals that were drafted entirely differently than the Proposal. These earlier submissions typically requested the adoption of a non-acceleration of equity vesting policy such that:

> … in the event of a change of control of our company, there shall be no acceleration in the vesting of future equity pay to a senior executive, provided that any unvested award may vest on a pro rata basis as of the day of termination…"

PepsiCo (Jan. 10, 2013). The Staff concurred in the exclusion of these proposals primarily because of the proposals' ambiguity with regard to: (i) how to apply the *pro rata* vesting provision; (ii) the meaning of the term "equity awards"; and (iii) the meaning of the term "change of control."

A subsequent group of proposals, worded essentially identically to the Proposal, cured any potential ambiguity on these issues by granting the subject companies' compensation committees discretion to determine how performance goals are to be measured and how to define *pro rata* vesting, as well as providing definitions for "equity awards" and "change of control." This is the group of determinations that includes *Walgreen, Wendy's, Abbott Labs, Limited Brands, McKesson, Davita Healthcare,* and *Honeywell.* Indeed, the Staff has uniformly denied exclusion of accelerated vesting proposals worded just like the Proposal at issue. The

Company's attempt to create ambiguity where it does not exist in order to seek exclusion similar to that granted for significantly different proposals should be rejected.

Finally, it is noteworthy that salesforce.com's counsel advances the Company's "vague and indefinite" argument even though the same firm pointedly informed the public that this version of the Proposal is not excludable. Gibson Dunn's July 9, 2013, Shareholder Proposal Developments During the 2013 Proxy Season provides in relevant part:

> **Limitations on accelerated vesting of equity awards.** Proposals seeking to limit the acceleration of vesting of equity awards upon a change of control were a frequent topic in 2013, with 45 proposals submitted, many of which were from John Chevedden. The 27 proposals that were voted on averaged support of 33.4% of votes cast.
>
> As with 2012, the Staff concurred that some of these proposals were excludable as vague and indefinite under Rule 14a- 8(i)(3). These excludable proposals provided that "any unvested awards may vest on a pro rata basis as of the day of termination," and companies pointed out, among other things, that it was unclear how to apply this "pro rata" vesting provision. *See, e.g., PepsiCo., Inc.* (Steiner) (avail Jan. 10, 2013)*. However, similar proposals that also provided the compensation committee discretion to apply the "pro rata" provision were not excludable under Rule 14a- 8(i)(3). *See, e.g., Walgreen Co.* (Amalgamated Bank's LongView Large Cap 500 Index Fund) (avail. Oct. 4, 2012).

Shareholder Proposal Developments During the 2013 Proxy Season, at section 2(e) (available online at: http://www.gibsondunn.com/publications/pages/Shareholder-Proposal-Developments-2013-Proxy-Season.aspx)

Interestingly, both the excluded and non-excluded proposals use the "**in the event of a change in control**" formulation, and Gibson Dunn describes both groups of proposals globally as "seeking to limit the acceleration of vesting of equity awards **upon** a change of control..." (emphasis added). The Company's counsel has understood the plain meaning of the phrase "in the event of a change in control" all along, and has been advising clients and the public of its meaning via this publication for years. There is no reason to give credence to the Company's manufactured argument in its no-action request.

CONCLUSION

The Proposal requests that the Company adopt a policy to eliminate the accelerated vesting of equity awards to senior executives in the event of a change in control. The Proponent believes it is important for executives' compensation to be based on their performance, and that the Proposal is a step toward the furtherance of that goal. Accordingly, the Proponent respectfully requests that the Staff of the Division of Corporation Finance decline to concur in the Company's view that it may exclude the Proposal under Rule 14a-8(i)(3). Please do not hesitate to contact me at 302.622.7065 should you have any questions concerning this matter or should you require additional information.

Sincerely,

Michael J. Barry

cc: Ronald O. Mueller, Esquire
Gianna McCarthy

G&E Grant & Eisenhofer P.A.
123 Justison Street Wilmington, DE 19801 Tel: 302-622-7000 Fax: 302-622-7100

485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500
Fax: 646-722-8501

1747 Pennsylvania Avenue, N.W., Suite 875
Washington, DC 20006
Tel: 202-386-9500
Fax: 202-386-9505

30 N. LaSalle Street, Suite 1200
Chicago, IL 60602
Tel: 312-214-0000
Fax: 312-214-0001

Michael J. Barry
Director
Tel: 302-622-7065
mbarry@gelaw.com

February 26, 2016

VIA ELECTRONIC MAIL

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **Stockholder Proposal of New York State Common Retirement Fund Submitted to salesforce.com, inc. Pursuant to Rule 14a-8**

Ladies and Gentlemen:

This responds to the letter dated February 1, 2016, from Ronald O. Mueller, Esq., on behalf of salesforce.com, inc. ("salesforce.com" or the "Company") regarding a shareholder proposal (the "Proposal") submitted to the Company by the Comptroller of the State of New York, as trustee of the New York State Common Retirement Fund (the "Proponent")[1] for inclusion in the Company's proxy materials for the 2016 Annual Meeting of Stockholders.

The Proposal advocates adoption of a policy to end accelerated vesting of equity awards to senior executive officers in the event of a change in control. In response, the Company seeks permission to exclude the Proposal, invoking Rule 14a-8(i)(3) to argue that the Proposal should be excluded because it is inherently vague and indefinite because of alleged ambiguities in the Proposal's language. The Company's request for no-action relief should be denied.

The Proposal is neither vague nor indefinite, and, as the Company acknowledges, the Staff of the Division of Corporation Finance (the "Staff") consistently has denied exclusion of essentially identical proposals on the same grounds raised by the Company here. For the reasons set forth more fully below, the Company's no-action request should be rejected.

[1] Chevy Chase Trust Investment Advisors, as trustee of the AFL-CIO Equity Index Fund, is a joint filer of the Proposal.

The Proposal

On December 18, 2015, the Proponent submitted the Proposal to the Company. This Proposal, if approved by the Company's shareholders, would request that the Company adopt a policy to prevent accelerated vesting of equity awards for senior executive officers in the event of a change in control. The Proposal itself states as follows:

> RESOLVED: The shareholders ask the board of directors of salesforce.com, inc. to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive officer, provided, however, that the board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive officer's termination, with such qualifications for an award as the Committee may determine.
>
> For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses elements of executive compensation to be disclosed to shareholders. This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted, and it shall apply only to equity awards made under equity incentive plans or plan amendments that shareholders approve after the date of the 2016 annual meeting.
>
> SUPPORTING STATEMENT
>
> salesforce.com, inc. ("Company") allows senior executives to receive an accelerated award of unearned equity under certain conditions after a change of control of the Company. We do not question that some form of severance payments may be appropriate in that situation. We are concerned, however, that current practices at the Company may permit windfall awards that have nothing to do with an executive's performance.
>
> According to last year's proxy statement, a qualifying termination of employment in connection a change of control could have accelerated the vesting of approximately $69.8 million worth of long-term equity to Company's seven senior executives, with the Chairman & CEO Marc Benioff entitled to approximately $25.9 million.
>
> We are unpersuaded by the argument that executives somehow "deserve" to receive unvested awards. To accelerate the vesting of unearned equity on the theory that an executive was denied the opportunity to earn those shares seems inconsistent with a "pay for performance" philosophy worthy of the name.
>
> We do believe, however, that an affected executive should be eligible to receive an accelerated vesting of equity awards on a *pro rata* basis as of his or her termination date, with the details of any *pro rata* award to be determined by the Compensation Committee.

> Other major corporations, including Apple, Chevron, ExxonMobil, IBM, Intel, Microsoft, and Occidental Petroleum, have limitations on accelerated vesting of unearned equity, such as providing pro rata awards or simply forfeiting unearned awards. Research from James Reda & Associates found that over one third of the largest 200 companies now pro rate, forfeit, or only partially vest performance shares upon a change of control.
>
> We urge you to vote FOR this proposal.

DISCUSSION

The Proposal is Not Excludable Under Rule 14a-8(i)(3) Because the Proposal is Not Vague or Indefinite

Rule 14a-8(i)(3) permits a company to exclude shareholder proposals or statements that are "contrary to any of the Commission's proxy rules, including rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Company fails to challenge anything in the Proposal as being materially false. Instead, salesforce.com argues that the Proposal's language is somehow so "vague and indefinite" that it should be excluded under Rule 14a-8(i)(3). The Company's request should be denied, as their argument is nothing more than a warmed-over revision of failed attempts by prior companies to exclude essentially identical proposals.

The Company has failed to meet the relevant standard for exclusion under Rule 14a-8(i)(3) as announced by the Staff in SLB No. 14B (Sept. 15, 2004). As the Staff clearly explained in relevant part, it will only allow the exclusion of a shareholder proposal under Rule 14a-8(i)(3) where:

> the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires – this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result

SLB No. 14B, at B.4. The Company has not demonstrated that either stockholders voting on the proposal, or the Company in implementing it, would be unable to understand what measures the Company is being requested to take.

This matter should be decided in accordance with the Staff's determinations in *Wendy's Co.* (Feb. 26, 2013); *Walgreen Co. (Amalgamated Bank)* (Oct 4, 2012); *Abbott Laboratories* (Feb 8, 2013); *Limited Brands Inc.* (Feb. 28, 2013); *McKesson Corp.* (Mar. 31, 2014); *Davita Healthcare Partners, Inc.* (Mar. 20, 2013); and *Honeywell International Inc.* (Jan. 10, 2013). In each of these cases, the Staff rejected the argument that shareholder proposals seeking adoption of a policy to end accelerated vesting of equity awards to senior executive officers in the event of a change in control were vague or indefinite, and thus denied exclusion under Rule 14a-8(i)(3).

The same result should apply here. Despite the essentially identical language set forth in the Proposal and the proposals submitted in each of the foregoing matters, the Company attempts to distinguish the Staff's prior decisions by suggesting a new theory of ambiguity. In reality, salesforce.com's argument just sets up a straw man based on an intentional misreading of the clear language of the Proposal, and fails to offer any way to distinguish this matter from those in which the request for no-action relief was denied. The Company's request for no-action relief should be rejected.

"In The Event Of A Change In Control" Is Not Ambiguous

The Company readily concedes that the Proposal's actual language is effectively identical to those the Staff has already found to be non-excludable. Despite this, salesforce.com argues that it has found a previously undetected ambiguity in the Proposal that warrants exclusion under 14a-8(i)(3). The Company argues that the Proposal's reference to eliminating accelerated vesting of equity awards "in the event of a change in control" is unclear. Specifically, salesforce.com questions whether "in the event of a change in control" means that accelerated vesting cannot take place merely because a change in control has occurred, even if there are other contractual provisions that otherwise would have triggered such vesting.

The Proposal's clear language indicates that "in the event of a change in control" is intended to serve as the triggering event for application of the requested non-accelerated vesting policy. The Supporting Statement discussion is focused on the central idea that accelerating the vesting of equity awards due to a change in control is inappropriate. For example, the first paragraph of the Supporting Statement refers to the Company's current policy of allowing its senior executives to receive accelerated vesting following a change in control, and the Proponent's concern that this "may permit windfall awards that have nothing to do with an executive's performance." In addition, the Proposal specifically points out the potential value that salesforce.com's senior executives could have received through accelerated vesting if a change in control had occurred during the prior year. Moreover, the Proposal acknowledges that "an affected executive should be eligible to receive an accelerated vesting" in certain circumstances. Finally, the Proposal points out the significant number of companies that have already adopted policies restricting accelerated vesting "upon a change of control." The meaning of the phrase "in the event of a change in control" is very clear both in isolation and especially in light of the context provided in the Proposal. The requested non-accelerated vesting policy is intended to be triggered by a change in control, and would have no effect on accelerated vesting that may occur under some other contractual provision unrelated to the occurrence of a change in control.

Moreover, the Proposal's contractual savings clause further clarifies that the triggering event the Proposal seeks to address is a change in control itself. The savings clause states:

> This resolution shall be implemented so as not to affect any contractual rights in existence on the date this proposal is adopted, and it shall apply only to equity awards made under equity incentive plans or plan amendments that shareholders approve after the date of the 2016 annual meeting.

This provision makes it clear that equity award vesting may be allowed for any other contractually required event. Thus, the Company's argument that they do not know if the Proposal would prevent accelerated vesting merely because a change in control occurs, while the accelerated vesting would otherwise happen absent the change in control, makes no sense.

The Company also argues that the Proposal creates uncertainty over whether it "would impose limitations on equity awards granted *after* a change in control." This straw-man argument misses the point. The Proposal addresses only the issue of accelerated vesting of equity awards triggered by a change in control. It has nothing to do with *when* an equity award may be granted. And it does not purport to set up the event of a change of control as some kind of temporal limitation after which equity awards may not be granted. Those are contractual matters wholly aside from the discrete issue of accelerated vesting addressed by the Proposal. In fact, the Proposal's contractual savings clause rebuts the Company's argument on this point as well. Equity vesting under other contractual obligations that is not triggered by a change in control would be *unaffected* by the Proposal. The Proposal is indifferent as to the timing of the grant of equity awards. The relevant issue for the Proposal is whether a change in control is the triggering event for the vesting of equity awards, not when the grant of the equity awards is made.

The Company's Reliance On Determinations For Proposals With Substantially Different Wording Is Misplaced

The Company's reliance on *PepsiCo, Inc.* (*Steiner*) (Jan. 10, 2013); *Staples, Inc.* (Mar. 5, 2012); *Devon Energy Corp.* (Mar. 1, 2012); *Limited Brands, Inc.* (Feb 29, 2012); and *Verizon Communications Inc.* (Jan. 27, 2012) is misplaced. In each of those decisions, the Staff allowed exclusion of shareholder proposals that were drafted entirely differently than the Proposal. These earlier submissions typically requested the adoption of a non-acceleration of equity vesting policy such that:

> … in the event of a change of control of our company, there shall be no acceleration in the vesting of future equity pay to a senior executive, provided that any unvested award may vest on a pro rata basis as of the day of termination…"

PepsiCo (Jan. 10, 2013). The Staff concurred in the exclusion of these proposals primarily because of the proposals' ambiguity with regard to: (i) how to apply the *pro rata* vesting provision; (ii) the meaning of the term "equity awards"; and (iii) the meaning of the term "change of control."

A subsequent group of proposals, worded essentially identically to the Proposal, cured any potential ambiguity on these issues by granting the subject companies' compensation committees discretion to determine how performance goals are to be measured and how to define *pro rata* vesting, as well as providing definitions for "equity awards" and "change of control." This is the group of determinations that includes *Walgreen, Wendy's, Abbott Labs, Limited Brands, McKesson, Davita Healthcare,* and *Honeywell.* Indeed, the Staff has uniformly denied exclusion of accelerated vesting proposals worded just like the Proposal at issue. The

Company's attempt to create ambiguity where it does not exist in order to seek exclusion similar to that granted for significantly different proposals should be rejected.

Finally, it is noteworthy that salesforce.com's counsel advances the Company's "vague and indefinite" argument even though the same firm pointedly informed the public that this version of the Proposal is not excludable. Gibson Dunn's July 9, 2013, Shareholder Proposal Developments During the 2013 Proxy Season provides in relevant part:

> **Limitations on accelerated vesting of equity awards.** Proposals seeking to limit the acceleration of vesting of equity awards upon a change of control were a frequent topic in 2013, with 45 proposals submitted, many of which were from John Chevedden. The 27 proposals that were voted on averaged support of 33.4% of votes cast.
>
> As with 2012, the Staff concurred that some of these proposals were excludable as vague and indefinite under Rule 14a- 8(i)(3). These excludable proposals provided that "any unvested awards may vest on a pro rata basis as of the day of termination," and companies pointed out, among other things, that it was unclear how to apply this "pro rata" vesting provision. *See, e.g., PepsiCo., Inc.* (Steiner) (avail Jan. 10, 2013)*. However, similar proposals that also provided the compensation committee discretion to apply the "pro rata" provision were not excludable under Rule 14a- 8(i)(3). *See, e.g., Walgreen Co.* (Amalgamated Bank's LongView Large Cap 500 Index Fund) (avail. Oct. 4, 2012).

Shareholder Proposal Developments During the 2013 Proxy Season, at section 2(e) (available online at: http://www.gibsondunn.com/publications/pages/Shareholder-Proposal-Developments-2013-Proxy-Season.aspx)

Interestingly, both the excluded and non-excluded proposals use the "**in the event of a change in control**" formulation, and Gibson Dunn describes both groups of proposals globally as "seeking to limit the acceleration of vesting of equity awards **upon** a change of control..." (emphasis added). The Company's counsel has understood the plain meaning of the phrase "in the event of a change in control" all along, and has been advising clients and the public of its meaning via this publication for years. There is no reason to give credence to the Company's manufactured argument in its no-action request.

CONCLUSION

The Proposal requests that the Company adopt a policy to eliminate the accelerated vesting of equity awards to senior executives in the event of a change in control. The Proponent believes it is important for executives' compensation to be based on their performance, and that the Proposal is a step toward the furtherance of that goal. Accordingly, the Proponent respectfully requests that the Staff of the Division of Corporation Finance decline to concur in the Company's view that it may exclude the Proposal under Rule 14a-8(i)(3). Please do not hesitate to contact me at 302.622.7065 should you have any questions concerning this matter or should you require additional information.

Sincerely,

Michael J. Barry

cc: Ronald O. Mueller, Esquire
Gianna McCarthy

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

February 1, 2016

VIA E-EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: *salesforce.com, inc.*
Stockholder Proposal of New York State Common Retirement Fund and AFL-CIO Equity Index Fund
Exchange Act of 1934-Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, salesforce.com, inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2016 Annual Meeting of Stockholders (collectively, the "2016 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof submitted by the Comptroller of the State of New York, as trustee of the New York State Common Retirement Fund and Chevy Chase Trust Investment Advisors as trustee of the AFL-CIO Equity Index Fund (the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2016 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if they elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED: The shareholders ask the board of directors of salesforce.com, inc. to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive officer, provided, however, that the board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, pro rata basis up to the time of the senior executive officer's termination, with such qualifications for an award as the Committee may determine.
>
> For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses elements of executive compensation to be disclosed to shareholders. This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted, and it shall apply only to equity awards made under equity incentive plans or plan amendments that shareholders approve after the date of the 2016 annual meeting.

A copy of the Proposal and related correspondence with the Proponents is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that vague and indefinite stockholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the shareholders at large to comprehend precisely what the proposal would entail."). Moreover, the Staff has, on numerous occasions, concurred that a stockholder proposal was sufficiently misleading so as to justify its exclusion where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991); *see also General Electric Co. (Freeda)* (avail. Jan. 21, 2011) (proposal requesting specified changes to senior executive compensation excludable because "in applying this particular proposal to GE, neither the shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires").

The Staff has consistently permitted the exclusion of stockholder proposals relating to executive compensation matters when such proposals have included vague terms or failed to define certain terms necessary to implement them. For example, in *Boeing Co. (Recon.)* (avail. Mar. 2, 2011), the Staff permitted the exclusion of a proposal that sought for Boeing to negotiate with senior executives to "request that they relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible." The Staff agreed that Boeing could exclude the proposal under Rule 14a-8(i)(3), noting "in particular [Boeing's] view that the proposal does not sufficiently explain the meaning of 'executive pay rights' and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See also General Motors Corp.* (avail. Mar. 26, 2009) (concurring with the exclusion under Rule 14a-8(i)(3) of a proposal to "eliminate all incentives for the CEOS and the Board of Directors" that did not define "incentives"); *Verizon Communications Inc.* (avail. Feb. 21, 2008) (proposal prohibiting certain compensation unless Verizon's returns to stockholders exceeded those of its undefined "Industry Peer Group" was excludable under Rule 14a-8(i)(3)); *Woodward Governor Co.* (avail. Nov. 26, 2003) (concurring with the exclusion of a proposal that the board implement a compensation policy for "the executives in the upper management (that being plant managers to board members), based on stock growth" as vague and indefinite where the company had no executive category for plant manager).

More specifically, the Staff has concurred with the exclusion under Rule 14a-8(i)(3) of stockholder proposals that are similar to the Proposal because in each case "neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal require." For example, in *PepsiCo, Inc. (Steiner)* (avail. Jan. 10, 2013) the Staff permitted the exclusion of a stockholder proposal that requested that the board adopt a policy that, in the event of a change in control, there would be "no acceleration in the vesting of any future equity pay . . . provided that any unvested award may vest on a pro rata basis as of the day of termination; to the extent any such unvested awards are based on performance, the performance goals must have been met." PepsiCo argued, among other things, that it was unclear (1) what was meant by "pro rata basis;" (2) if the proposal's request to limit acceleration in vesting of "any equity pay" applied to any equity pay or only equity pay granted simultaneously with or following a change in control; and (3) whether the proposal sought to permit pro rata accelerated vesting only in instances where an executive's employment had been terminated by the employer. The Staff concurred with exclusion on the basis of Rule 14a-8(i)(3). In addition, in *Limited Brands, Inc.* (avail. Feb. 29, 2012), the proposal requested that "in the event of a change of control," "there shall be no acceleration in the vesting of any equity award . . . provided that any unvested award may vest on a pro rata basis up to the time of a change of control event." Limited Brands argued that the proposal was excludable because, among other things, it was unclear how equity awards would vest "on a pro rata basis" to the extent "performance goals have been met" and the proposal did not define "change of control." *See also Staples, Inc.* (avail. Mar. 5, 2012); *Devon Energy Corp.* (avail. Mar. 1, 2012); and *Verizon Communications Inc.* (avail. Jan. 27, 2012) (each concurring in the exclusion under Rule 14a-8(i)(3) of a proposal seeking to limit accelerated vesting of equity awards in the event of termination or a change in control subject to pro rata vesting where such terms were undefined).

In the current instance, the Proposal is similarly impermissibly vague and indefinite so as to be inherently misleading. Specifically, it is not clear (1) whether the Proposal prohibits vesting in full following a change in control for events that would have resulted in accelerated vesting before the change in control; and (2) whether the Proposal applies to awards granted *after* a change in control.

Both of these ambiguities arise from the Proposal's ambiguous statement that the policy it requests applies "in the event of a change in control." Notwithstanding this language, the Proposal is apparently concerned with events that occur following a change in control, as it provides that an exception to the requested policy may be made for vesting "on a partial, pro rata basis up to the time of the senior executive officer's termination." While clearly contemplating that "in the event of" encompasses the time following a change in control, the

Proposal then fails to provide clear guidance on what the Proposal is intended to address, such that any action the Company takes to implement the Proposal could differ from what stockholders anticipated when voting on the Proposal. First, it is not clear whether the Proposal would prevent full vesting of any equity award granted to an executive following a change in control even if the event triggering such vesting would have resulted in full vesting absent a change in control. Most equity plans and award agreements provide for accelerated vesting to be triggered by events having no relationship to a change in control, such as retirement, death, or disability. Here, it is not clear whether the Proposal's reference to "in the event of a change in control" is intended to affect such awards. In particular, the Proposal provides no guidance on whether "in the event of a change in control" means (1) that following a change in control no event should result in accelerated vesting in full, even if such event would have resulted in vesting in full before a change in control (that is, does a change in control serve as a temporal test such that all events following it are subject to the requested policy) or (2) only that no accelerated vesting should occur *as a result of* a change in control (that is, that the change in control, either on its own or in combination with another event such as termination of employment, should not result in accelerated vesting, but that any accelerated vesting that would have been triggered whether or not a change in control had occurred is permissible). Each of these interpretations could be valid given the terminology of the Proposal, but present significantly different outcomes that would be material to a stockholder's decision when voting on the Proposal.

The Proposal's statement that "the board's Compensation Committee may provide . . . that any unvested award will vest on a partial, pro rata basis up to the time of the senior executive officer's termination, with such qualifications for an award as the Committee may determine" does not resolve or address this ambiguity for two reasons. The discretion provided by that language applies only in circumstances when vesting is otherwise prohibited by the Proposal; thus, the language does not clarify the threshold issue of when the Proposal would prohibit vesting following a change in control. As well, it does not address the second trigger in the "double-trigger" scenario; specifically, the Proposal does not address whether, and if so the extent to which, equity may vest *upon* an executive's termination. The Proposal only addresses whether awards may vest on a partial, pro rata basis "*up to*" (emphasis added) the "senior executive officer's termination." Therefore, the statement that "the board's Compensation Committee may provide . . . that any unvested award will vest on a partial, pro rata basis up to the time of the senior executive officer's termination" could mean either of the following: (1) following a change in control, the equity awards of a senior executive officer may continue to vest based on continued service up to the date of an executive's termination of employment, and may accelerate in full upon his or her termination from the Company, retirement, death, or disability; or (2) following a change in control, the equity awards of a senior executive officer may not vest at all, except that they may continue to vest on a partial pro rata basis only "up to" his or her termination from the Company, but not afterwards. Each of these scenarios would lead to very different results.

Second, the "in the event of a change in control" condition does not address whether the Proposal would impose limitations on equity awards granted *after* a change in control. Specifically, the Proposal provides that "in the event of a change in control . . . there shall be no acceleration of vesting of any equity award granted to any senior executive officer." Therefore, it is not clear whether the Proposal requires only that upon a change in control no equity award then outstanding or granted simultaneously with the change in control may be accelerated, or whether the Proposal also requires that once a change in control has taken place, the Company may not grant awards with acceleration features at all. If the first interpretation is used, then following a change in control, the Company could grant executives equity that accelerate upon certain events, such as retirement, death, or disability. If the second interpretation is used, the Proposal would prohibit granting equity with acceleration features once a change in control has occurred. Again, these alternative readings of the Proposal arise because of the Proposal's failure to clarify whether "in the event" means "as a result of a change in control" or only "following a change in control."

As a result of these ambiguities, the Proposal is similar to the proposals in *PepsiCo*, *Staples*, *Devon Energy*, *Limited Brands* and *Verizon Communications*, which were excludable under Rule 14a-8(i)(3) since "neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measure the proposal requires." *See also Alaska Air Group, Inc.* (avail. Jan. 20, 2011, *recon. denied* Feb. 18, 2011) (noting proposal's failure to sufficiently explain the meaning of a key term when concurring in the exclusion of such proposal).

Although the Proposal's resolved clause is nearly identical to the clauses in *Abbott Laboratories* (avail. Feb. 8, 2013), *The Wendy's Co.* (avail. Feb. 26, 2013) and *Walgreen Co. (Amalgamated Bank)* (avail. Oct. 4, 2012) where the Staff did not concur that the stockholder proposal regarding accelerated vesting of equity awards could be excluded under Rule 14a-8(i)(3), in each of these instances the company failed to highlight the most significant issues that we are highlighting regarding the proposal. For example, in *Abbott*, the company focused on the fact that it did not have any single-trigger vesting awards, and argued that the terms "change in control" and "senior executive" were vague. In both *Wendy's* and *Walgreen*, the company failed to highlight exactly how the proposal is subject to multiple interpretations with respect to the events that may trigger acceleration. In addition, in *Wendy's* and *Walgreen*, although each company argued that the term "partial, pro rata" was ambiguous and that it was unclear how performance-based vesting should be treated, neither of them addressed the discretion afforded through the language "with such qualifications for an award as the Committee may determine."

Here, in contrast, we address the fundamental ambiguity in the Proposal of how the occurrence of a change in control is to be factored into terms that otherwise address accelerated vesting. Consistent with *PepsiCo*, *Staples*, *Devon Energy*, *Limited Brands* and *Verizon Communications*, the Company's stockholders cannot be expected to make an informed decision on the merits of the Proposal if they are unable "to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B; *see also Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring in the exclusion of a proposal under Rule 14a 8(i)(3) where the company argued that its stockholders "would not know with any certainty what they are voting either for or against). Accordingly, we believe that as a result of the vague and indefinite nature of the Proposal, the Proposal is impermissibly misleading and, thus, excludable in its entirety under Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2016 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Please direct any correspondence concerning this matter to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671.

Sincerely,

Ronald O. Mueller

Enclosures

cc: Sarah Dods, Vice President & Associate General Counsel, Corporate & Securities, salesforce.com
Scott Siamas, Senior Corporate Counsel, Corporate & Securities, salesforce.com
Comptroller of the State of New York, New York State Common Retirement Fund
Chevy Chase Trust Investment Advisors, AFL-CIO Equity Index Fund
Maureen O'Brien, Marco Consulting Group

GIBSON DUNN

EXHIBIT A

THOMAS P. DiNAPOLI
STATE COMPTROLLER

DIVISION OF CORPORATE GOVERNANCE
59 Maiden Lane-30th Floor
New York, NY 10038
Tel: (212) 383-1343

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

December 17, 2015

Mr. Burke F. Norton
Chief Legal Officer and Secretary
Salesforce.com, Inc.
The Landmark @ One Market, Suite 300
San Francisco, California 94105

Dear Mr. Norton:

The Comptroller of the State of New York, Thomas P. DiNapoli, is the trustee of the New York State Common Retirement Fund (the "Fund") and the administrative head of the New York State and Local Retirement System. The Comptroller has authorized me to inform of his intention to offer the enclosed shareholder proposal for consideration of stockholders at the next annual meeting.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from J.P. Morgan Chase, the Fund's custodial bank verifying the Fund's ownership of Salesforce.com, Inc. shares, continually for over one year, is enclosed. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the Salesforce.com Inc. board decide to endorse its provisions as company policy, the Comptroller will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 383-1343 should you have any further questions on this matter.

Very truly yours,

Gianna M. McCarthy
Director of Corporate Governance

Enclosures

RESOLVED: The shareholders ask the board of directors of salesforce.com, inc. to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive officer, provided, however, that the board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive officer's termination, with such qualifications for an award as the Committee may determine.

For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses elements of executive compensation to be disclosed to shareholders. This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted, and it shall apply only to equity awards made under equity incentive plans or plan amendments that shareholders approve after the date of the 2016 annual meeting.

SUPPORTING STATEMENT

salesforce.com, inc. ("Company") allows senior executives to receive an accelerated award of unearned equity under certain conditions after a change of control of the Company. We do not question that some form of severance payments may be appropriate in that situation. We are concerned, however, that current practices at the Company may permit windfall awards that have nothing to do with an executive's performance.

According to last year's proxy statement, a qualifying termination of employment in connection a change of control could have accelerated the vesting of approximately $69.8 million worth of long-term equity to Company's seven senior executives, with the Chairman & CEO Marc Benioff entitled to approximately $25.9 million.

We are unpersuaded by the argument that executives somehow "deserve" to receive unvested awards. To accelerate the vesting of unearned equity on the theory that an executive was denied the opportunity to earn those shares seems inconsistent with a "pay for performance" philosophy worthy of the name.

We do believe, however, that an affected executive should be eligible to receive an accelerated vesting of equity awards on a *pro rata* basis as of his or her termination date, with the details of any *pro rata* award to be determined by the Compensation Committee.

Other major corporations, including Apple, Chevron, ExxonMobil, IBM, Intel, Microsoft, and Occidental Petroleum, have limitations on accelerated vesting of unearned equity, such as providing pro rata awards or simply forfeiting unearned awards. Research from James Reda & Associates found that over one third of the largest 200 companies now pro rate, forfeit, or only partially vest performance shares upon a change of control.

We urge you to vote FOR this proposal.

J.P.Morgan

Kevin M. Garrity

Vice President
CIB Client Service Americas

December 17, 2015

Mr. Burke F. Norton
Chief Legal Officer and Secretary
Salesforce.com, Inc.
The Landmark@One Market Suite 300
San Francisco, California 94105

Dear Mr. Norton:

This letter is in response to a request by The Honorable Thomas P. DiNapoli, New York State Comptroller, regarding confirmation from JP Morgan Chase that the New York State Common Retirement Fund has been a beneficial owner of Salesforce.com, Inc. continuously for at least one year as of and including December 17, 2015.

Please note that J.P. Morgan Chase, as custodian for the New York State Common Retirement Fund, held a total of 1,694,700 shares of common stock as of December 17, 2015 and continues to hold shares in the company. The value of the ownership stake continuously held by the New York State Common Retirement Fund had a market value of at least $2,000.00 for at least twelve months prior to, and including, said date.

If there are any questions, please contact me or Miriam Awad at (212) 623-8481.

Regards,

Kevin M. Garrity

cc: Gianna McCarthy – NYSCRF
Eric Shostal - NYSCRF
Tana Harris – NYSCRF
George Wong - NYSCRF

[illegible]
[illegible]
JPMorgan Chase Bank, N.A.

CHEVY CHASE TRUST
INVESTMENT ADVISORS

7501 Wisconsin Avenue, Suite 1500W
Bethesda, Maryland 20814

ChevyChaseTrust.com

Lynn M. Panagos
SENIOR VICE PRESIDENT

TEL 240.497.5048 FAX 240.497.5013
lpanagos@chevychasetrust.com

December 17, 2015

By overnight delivery and email: burke.norton@salesforce.com

Mr. Burke F. Norton
Corporate Secretary
The Landmark @ One Market
Suite 300
San Francisco, CA 94106

RE: AFL-CIO Equity Index Fund

Dear Mr. Norton:

In our capacity as Trustee of the AFL-CIO Equity Index Fund (the "Fund"), I write to give notice that pursuant to the 2015 proxy statement of Salesforce.com (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2016 annual meeting of shareholders (the "Annual Meeting") as co-filer. The New York State Common Retirement Fund is the primary filer. The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

A letter from the Fund's custodian documenting the Fund's continuous ownership of the requisite amount of the Company's stock for at least one year prior to the date of this letter is being sent as well. The Fund also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the Annual Meeting.

I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the attached Proposal. I declare the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally.

Please direct all questions or correspondence regarding the Proposal to the attention of:

Maureen O'Brien
Director of Corporate Governance
Marco Consulting Group
550 W. Washington Boulevard, 9th Floor
Chicago, IL 60661
312-612-8446
obrien@marcoconsulting.com

Sincerely,

Lynn M Panagos

RESOLVED: The shareholders ask the board of directors of salesforce.com, inc. to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive officer, provided, however, that the board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive officer's termination, with such qualifications for an award as the Committee may determine.

For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses elements of executive compensation to be disclosed to shareholders. This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted, and it shall apply only to equity awards made under equity incentive plans or plan amendments that shareholders approve after the date of the 2016 annual meeting.

SUPPORTING STATEMENT

salesforce.com, inc. ("Company") allows senior executives to receive an accelerated award of unearned equity under certain conditions after a change of control of the Company. We do not question that some form of severance payments may be appropriate in that situation. We are concerned, however, that current practices at the Company may permit windfall awards that have nothing to do with an executive's performance.

According to last year's proxy statement, a qualifying termination of employment in connection a change of control could have accelerated the vesting of approximately $69.8 million worth of long-term equity to Company's seven senior executives, with the Chairman & CEO Marc Benioff entitled to approximately $25.9 million.

We are unpersuaded by the argument that executives somehow "deserve" to receive unvested awards. To accelerate the vesting of unearned equity on the theory that an executive was denied the opportunity to earn those shares seems inconsistent with a "pay for performance" philosophy worthy of the name.

We do believe, however, that an affected executive should be eligible to receive an accelerated vesting of equity awards on a *pro rata* basis as of his or her termination date, with the details of any *pro rata* award to be determined by the Compensation Committee.

Other major corporations, including Apple, Chevron, ExxonMobil, IBM, Intel, Microsoft, and Occidental Petroleum, have limitations on accelerated vesting of unearned equity, such as providing pro rata awards or simply forfeiting unearned awards. Research from James Reda & Associates found that over one third of the largest 200 companies now pro rate, forfeit, or only partially vest performance shares upon a change of control.

We urge you to vote FOR this proposal.

SEI New ways. New answers.®
1 Freedom Valley Drive
P.O. Box 1100
Oaks, PA 19456
T 610 676 1000
seic.com

December 18th, 2015

Mr. Burke F. Norton
Corporate Secretary
Salesforce.com
The Landmark @ One Market
Suite 300
San Francisco, CA 94106

RE: Chevy Chase Trust and AFL-CIO Equity Index Fund

Dear Mr. Norton:

Pursuant to a certain agreement between SEI Private Trust Company ("SPTC") and Chevy Chase Trust Company ("Chevy Chase"), Chevy Chase has engaged SPTC, a DTC participant, to serve as its subcustodian for certain assets held by the AFL-CIO Equity Index Fund ("the Fund"). In that capacity, per SPTC's records, as of the close of business on December 17th, 2015, the Fund held 217,787 shares of Salesforce.com stock and the Fund has held at least 173,695 shares continuously for one year prior to December 17th, 2015.

Sincerely,

Kristina Young
Director
SEI Private Trust Company